Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On July 21, 2000, CP&L Energy, Inc. posted the following updated reports on its internet web site.

                    FERC APPROVAL RECEIVED ON JULY 12, 2000
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[CP&L LOGO]                     Summary of the                 [FLORIDA PROGRESS
                    Federal Energy Regulatory Commission       CORPORATION LOGO]
                                 Application
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                      CPL/FPC Proposed Business Combination
                               Docket Nos. EC00-55
                          Date Filed: February 3, 2000

Overall Request

CP&L Energy, Inc. and Florida Progress Corporation, on behalf of themselves and their subsidiaries ("the Applicants"), seek authorization and approval to merge those susidiaries that are subject to the Federal Energy Regulatory Commission's ("FERC's") jurisdiction. The principal utilities joined through this merger are Carolina Power & Light Company ("CP&L"), which provides wholesale and retail electric service principally in the states of North Carolina and South Carolina, and Florida Power Corporation ("FPC"), which provides wholesale and retail electric service primarily in central and northern Florida. As a consequence of the merger, the Applicants will achieve greater efficiencies through economies of scale, derive advantages of geographic and customer diversity, and attain greater financial strength.

Market Power

The proposed merger poses no significant market power concerns. Based upon the FERC market power analysis, there are limited market power issues in CP&L and FPC markets resulting from the transaction. To resolve these issues, the Applicants commit to:

1. Sell 135 MW of generating capacity for a six year period. This sale of less than 1% of the companies' combined generation resources is intended to foreclose any questions related to the impact of the merger on wholesale competition.


2. File for FERC approval to establish or join Regional Transmission Organizations ("RTOs") in their respective regions no later then 90 days after completing the merger. (In its recent Order No. 2000, FERC encouraged all transmission-owning utilities to turn over operation of their transmission systems to RTOs.)

Rates

The Applicants commit to hold all wholesale requirements and transmission customers harmless from any adverse effect of the proposed transaction on the FERC-jurisdictional rates.

Interventions

Petitions to intervene were filed on April 3. In all 19 intervenors, comprised of municipalities, electric cooperatives, other utilities, customer groups and the Florida Public Service Commission filed with the FERC. These filings can be viewed on FERC's Web site, by clicking on the address below and typing in docket # EC00-55 http://rimsweb1.ferc.fed.us/rims.q?rp2~DockNumIni

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[CP&L LOGO]                 Regulatory Approvals               [FLORIDA PROGRESS
                                                               CORPORATION LOGO]
                                                         Last Updated 07/21/2000
================================================================================
          Summary of the North Carolina Utility Commission Application
                      CPL/FPC Proposed Business Combination
                             Docket No. E-2, Sub 760
                          Date Filed: February 3, 2000

Overall Request

CP&L Energy, Inc. ("CP&L Energy") seeks authorization to engage in a business combination transaction between CP&L Energy and Florida Progress Corporation ("FPC") and in connection with that transaction, authorization to issue common stock without par value. CP&L Energy is a corporation organized and existing under the laws of the State of North Carolina. As part of the merger, CP&L Energy will create CP&L Services, Inc., a service company to provide certain administrative services to its electric utility subsidiaries and non-utility subsidiaries.

G.S. 62-111 provides that all mergers or combinations affecting a public utility require commission approval. The statute further provides that the standard the commission shall use in determining whether to approve the merger is whether the merger is "justified by public convenience and necessity."

Interventions

Petitions to intervene were due on May 25. In all, eight parties filed with the NCUC. The group consisted of municipalities, electric cooperatives, industrial groups, the Public Staff of the NCUC, NC Attorney General's office, NC Justice and Community Development Center, and individuals. The primary issues raised by the parties were generally directed at the impact of the merger on power supply resources and pricing.

Hearings

On July 18, 2000 the NCUC held hearings concerning the CPL/FPC merger. The Public Staff of the NCUC presented details of an agreement reached with CP&L that proposes, among others, the following conditions:

(1) A reduction in retail rates for non-Real Time Pricing (RTP) customers of $3 million in calendar year 2002, $4.5 million in calendar year 2003, and $6 million each in calendar years 2004 and 2005.
(2) The parties will settle CP&L's 2000 Fuel case by CP&L writing off and foregoing recovery of $10 million of its unrecovered fuel costs for the test period April 1, 1999 through March 31, 2000 and spreading the recovery of the remaining underrecovery over three years.
(3) CP&L will extend natural gas service to Tabor City, NC by June 30, 2001, and increase its annual contributions to economic development projects by $75,000 for five years.
(4) CP&L, NCNG, CP&L Energy and all affiliates shall take all such actions as may be reasonably necessary and appropriate to hold North Carolina retail ratepayers harmless from rate increases, foregone opportunities for rate decreases, and/or other effects of the merger.
(5) Any acquisition adjustment that results from the business combination of CP&L Energy and FPC shall be excluded from CP&L's and NCNG's utility accounts and treated for regulatory reporting and ratemaking purposes so that it does not affect CP&L's North Carolina retail electric rates and charges and NCNG's natural gas rates and charges. This does not prohibit CP&L from filing additional information showing the acquisition adjustment.

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[CP&L LOGO]                     Summary of the                 [FLORIDA PROGRESS
                    Federal Energy Regulatory Commission       CORPORATION LOGO]
                                 Application
--------------------------------------------------------------------------------

Commission Actions

On June 28, 2000 the Commission was scheduled to review the pending merger application. It postponed a decision and issued a request of the parties to address the following items regarding the applicants' commitments involving Regional Transmission Organizations.

(A) Does each Applicant commit to join and participate in (and to transfer operational control of its transmission facilities to) a Commission-approved RTO?

(B) If Applicants' answer to (A) is yes, by what date does each Applicant commit to join and participate in a Commission-approved RTO?

(C) What processes are currently underway to develop RTOs in each Applicant's reliability council region (or the subregion in which each Applicant is located)?

The companies responded to this request on June 30, 2000. This additional information will allow the Commission to expedite further consideration of the application.




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                ON JULY 12, 2000 THE COMMISSION ISSUED AN ORDER
                  THAT APPROVED THE PROPOSED MERGER OF FLORIDA
                   PROGRESS CORPORATION AND CP&L ENERGY, INC.
--------------------------------------------------------------------------------



This document contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of Federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service areas, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.

================================================================================

[CP&L logo]                 Regulatory Approvals            [Florida Progress
                                                             Corporation logo]
                                                           Last updated 7/21/00

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                           NCUC Application Timeline

       February 3, 2000                             Application filed
       March 17, 2000                               Testimony filed
       July 7, 2000                                 Intervenor testimony due
       July 11, 2000                                Rebuttal testimony due
       July 18, 2000                                Hearings
       Fall 2000                                    Final order
--------------------------------------------------------------------------------

                                         Florida Progress Acquisition
                                             Regulatory Approvals
                                            Holding Company/Merger
                                    Filings and Applications Status Report
                                               Updated 7/21/00*

  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
  Filing/Application                       Date Filed       Planned Filing       Order Received        Order Expected
                                                                 Date
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
  Holding Company
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    NRC                                     09/15/99                                12/29/99
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    NCUC                                    10/15/99                                05/17/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    SEC                                     10/18/99                                06/15/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    SCPSC                                   10/19/99                                03/06/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    FCC                                     10/21/99                                02/09/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    FERC                                    10/26/99                                12/23/99
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
  Merger
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    NRC - Transfer of Control               01/31/00                                05/23/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    NCUC - Merger Approval                  02/03/00                                                    3rd Quarter
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    FERC - Merger Approval                  02/03/00                                07/12/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    SEC - Merger Approval*                  03/14/00                                                    4th Quarter
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    FCC - Transfer of Licenses*             05/11/00                                07/18/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------
    FTC/DOJ (HSR)                           06/09/00                                07/12/00
  -------------------------------------- ---------------- ------------------- --------------------- ---------------------

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of Federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service areas, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.
                      [End of reports posted on web site]

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.